1701 Market Street                                       Morgan, Lewis
Philadelphia, PA 19103-2921                              & Bockius LLP
215.963.5000                                             Counselors at Law
Fax: 215.963.5001

LEON SALKIN
ASSOCIATE
215.963.5620
LSALKIN@MORGANLEWIS.COM

March 31, 2014

FILED AS EDGAR CORRESPONDENCE

Karen Rossotto, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

     Re: The Advisors Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)
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Dear Ms. Rossotto:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on March 18, 2014, regarding the Trust's posteffective amendment no. 170, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 172, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on January 30, 2014 pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the Frost Conservative Allocation Fund (formerly, the Frost Diversified Strategies Fund) and the Frost Moderate Allocation Fund (formerly, the Frost Strategic Balanced
Fund) (each a "Fund" and together the "Funds"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. Please delete "consistent with its asset allocation strategy" from each Fund's investment objective.

     RESPONSE. The requested changes have been made.

2. COMMENT. In the last sentence of the first paragraph in each "Fund Fees and Expenses" section, please disclose, if applicable, where information regarding sales charge discounts is in the SAI.

     RESPONSE. The SAI does not contain information regarding sales charge discounts.

3. COMMENT. Please confirm supplementally that each Fund fees and expenses "Example" only shows the effect of the contractual fee waiver/expense reimbursement for the term of the expense limitation agreement.

     RESPONSE. The Trust confirms that each Fund fees and expenses "Example" only shows the effect of the contractual fee waiver/expense reimbursement for the term of the expense limitation agreement.

4. COMMENT. Due to the Frost Conservative Allocation Fund's portfolio turnover rate of 150% for the fiscal year ended July 31, 2012 and 98% for the fiscal year ended July 31, 2013, please consider disclosing that active trading is a principal investment strategy of the Fund and describe the risks thereof.

     RESPONSE. The Trust does not believe additional disclosure regarding portfolio turnover is necessary because the Fund's portfolio turnover rate for the fiscal year ended July 31, 2013 was below 100% and the Adviser does not expect active trading to be a component of the Fund's modified principal investment strategy going forward.

5. COMMENT. In each Fund's "Principal Investment Strategies" section, please reference the emerging market securities, junk bonds and derivatives investments disclosed in the "Principal Risks" sections.

     RESPONSE. The requested changes have been made.

6. COMMENT. Please confirm supplementally that all principal investment strategies of the Funds are included in the "Principal Investment Strategies" sections.

     RESPONSE. The Adviser has confirmed that all principal investment strategies of the Funds are included in the "Principal Investment Strategies" sections.

7. COMMENT. Please state that a description of the Funds' policies and procedures with respect to the disclosure of the Funds' portfolio securities is available on the Funds' website, if applicable.

     RESPONSE. A description of the Funds' policies and procedures with respect to the disclosure of the Funds' portfolio securities is not available on the Funds' website.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin

Leon Salkin